SHOREPOWER TECHNOLOGIES, INC.

5291 NE Elam Young Pkwy.

Suite 160

Hillsboro, OR 97124

April 4, 2024

Via Edgar Correspondence

Eranga Dias, Esq.

Staff Attorney

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Shorepower Technologies, Inc. Amendment No. 5 to Registration Statement on Form S-1 Filed March 25, 2024 File No. 333-274184

Dear Mr. Dias:

Shorepower Technologies, Inc. (the “Company”) is transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 2, 2024, with respect to the registration statement on Form S-1 (File No. 333-274184) (the “Registration Statement”) that was submitted to the Commission on August 24, 2023, and amended by Amendment No. 1 filed November 3, 2023, Amendment No. 2 filed November 13, 2023, Amendment No. 3 filed February 14, 2024, Amendment No. 4 filed March 18, 2024, and Amendment No. 5 file March 25, 2024. This letter is being submitted together with the filing of the Company’s Amendment No. 6 to the Registration Statement (“Amendment No. 6”). The numbered paragraphs below correspond to the numbered comments in that letter, and the Staff’s comments are presented in bold italics.

Amendment No. 5 to Registration Statement on Form S-1 filed March 25, 2024

Experts, page 581

1. We note your revised disclosure that the financial statements of Shurepower LLC as of and for the years ended December 31, 2022 and 2021, respectively, have been audited by Olayinka Oyebola & Co. Chartered Accountants. Consistent with the audit reports included in Exhibit 99.1, please revise to correctly state that the financial statements of Shurepower LLC as of and for the year ended December 31, 2022 were audited by Qi CPA LLC, and that Shurepower ‘s financial statements as of and for the year ended December 31, 2021 were audited by Olayinka Oyebola & Co. Chartered Accountants. Otherwise, please advise us.

Response: We have revised our disclosure to correctly state that the financial statements of Shurepower LLC as of and for the year ended December 31, 2022 were audited by Qi CPA LLC, and that Shurepower ‘s financial statements as of and for the year ended December 31, 2021 were audited by Olayinka Oyebola & Co. Chartered Accountants.

2. In addition, provide a consent from Qi CPA LLC for the inclusion in this registration statement of its report dated February 14, 2024 relating to the financial statements of Shurepower LLC as of and for the year ended December 31, 2022.

Response: We have provided a consent from Qi CPA LLC for the inclusion in this registration statement of its report dated February 14, 2024, relating to the financial statements of Shurepower, LLC as of and for the year ended December 31, 2022.

Exhibit 23.3, page X-1

3.The consent refers to a report dated February 1, 2023. Please provide an updated consent from Olayinka Oyebola & Co. Chartered Accountants that refers to the correct date of its report, March 13, 2023, and indicates that the firm consents to all references to itself included in the Form S-1 Registration Statement of Shorepower Technologies, Inc., instead of the Form S-1 Registration Statement of Shurepower, LLC as currently stated.

Response: We have provided in Amendment No. 6 an updated consent for Olayinka Oyebola & Co. Chartered Accountants to the correct date of its report, March 13, 2023, and indicates that the firm consents to all references to itself included in the Form S-1 Registration Statement of Shorepower Technologies, Inc., instead of the Form S-1 Registration Statement of Shurepower, LLC as currently stated.

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Culhane Meadows PLLC at (301) 910-2030 and by email at estern@cm.law. If you cannot reach him, please contact the undersigned at jkim@shorepower.com.

Sincerely,

/s/ Jeff Kim

Jeff Kim

Cc:	Ernest M. Stern, Esq., Culhane Meadows PLLC